Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE THREE MONTHS ENDED MARCH 31

	2007	2006

A Net income as reported, Canadian GAAP ($ millions)	198.0	125.5
B Items adjusting net income ($ millions)	2.2	1.8
C Net income, US GAAP ($ millions)	200.2	127.3
D Weighted average number of shares outstanding	104,965,000	103,641,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	2,293,000	2,184,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	2,293,000	2,184,000

CANADIAN GAAP ($)
Basic earnings per share (A/D)	1.89	1.21
Diluted earnings per share (A/(D+E))	1.85	1.19

UNITED STATES GAAP ($)
Basic earnings per share (C/D)	1.91	1.23
Diluted earnings per share (C/(D+F))	1.87	1.20